Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated September 13, 2007
Relating to Preliminary Prospectus dated August 17, 2007
Registration No. 333-145523
CONCENTRIC MEDICAL, INC.
FREE WRITING PROSPECTUS
The following article appeared in the Medical Device Daily on September 4, 2007 and is being filed because of the timing of its appearance and because it contains statements from Andrew R. Gordon, the Vice President of Marketing of Concentric Medical, Inc. By filing this article, we do not affirm or assume responsibility for anything contained in the article other than the statements made by Mr. Gordon.

Medical Device Daily™
THE DAILY MEDICAL TECHNOLOGY NEWSPAPER

Tuesday, September 4, 2007	Vol. 11, No. 158	Page 1 of 9

New Device Weapon Added vs. Stroke: Concentric’s L6 Retriever
By AMANDA PEDERSEN
Medical Device Daily Staff Writer
     The device systems for immediate stroke treatment are few in number, but that armamentarium received an additional weapon last week.
     Three years after winning FDA clearance for its original Merci Retriever — the first medical device cleared by the agency to remove blood clots from the brain in patients experiencing an ischemic stroke — Concentric Medical (Mountain View, California) last week reported that it has now obtained FDA okay to commercialize its Merci L6 Retriever. The new Retriever joins four others in the family of Merci Retrievers on the mar-
See Stroke, Page 8
Stroke
Page 8 continued from Page 1
ket and provides physicians another choice in their efforts to restore blood flow to ischemic stroke patients, the company said.
     The Merci L6 Retriever now joins Concentric’s family of Merci retrievers, incorporating a 2.7 mm cylindrical helix with attached filaments. The filaments provide an additional mechanism for securing the clot during retrieval, Concentric noted. The company said the device is available for shipment to qualified accounts immediately.
     Andrew Gordon, VP of marketing for Concentric, told Medical Device Daily that the Merci L6 Retriever is different from the company’s previous clot removal devices in that it is designed to target larger vessels because the clots that cause strokes can be of varying sizes and can obstruct different vessel sizes.
     The Merci Retriever is a shaped wire made of nitinol —the company billing it as a “memory wire” — which allows delivery of the Retriever in linear form using standard catheterization techniques. A small puncture in the groin is used to introduce the device into an artery leading to the brain. Upon reaching the targeted area, the Retriever returns to its original shape when deployed, according to the company.
     The Merci Retriever is designed to restore blood flow by capturing and removing blood clots. The Merci family of systems offers more options for ischemic stroke patients, the company says, especially for those who have failed intravenous clot dissolving drug therapy or who could not be treated within the three-hour limit established for intravenous drug administration, the primary drug treatment for stroke.
     An ischemic stroke occurs when a blood vessel in the brain is blocked by a blood clot, which can impair brain function, thus differentiated from a hemorrhagic stroke which results from a ruptured blood vessel or arterio-venous malformation. Of the 700,000 annual strokes in the U.S., about 87% are ischemic, according to Concentric.
     Concentric said its Merci systems are available in more than 225 centers in North America. The company estimates that about 6,000 patients have been treated with its devices.
     The FDA cleared the first Merci Retriever in 2004 (Medical Device Daily, Aug. 17, 2004).
     Gordon said the Merci Retriever is still the only FDA cleared device on the market to remove blood clots from the brain in patients experiencing an ischemic stroke.
     One company trying to enter the ischemic stroke market is Ekos (Bothell, Washington), which is developing its Micro-Infusion Catheter MicroLysus infusion system in a clinical trial for the treatment of ischemic stroke. The device, which incorporates ultrasound technology into the tip of a microcatheter to accelerate the dissolving of the blood clot, is cleared for the treatment of peripheral arterial occlusions and deep vein thrombosis.
     Gordon told MDD that the company has a “very healthy ongoing pipeline in development.”
     Earlier this month Concentric filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of its common stock (MDD, Aug. 20, 2007) to raise up to $69 million, with all shares to be sold by the company. The number of shares to be offered and the price range have not yet been determined.
     The company said that at least $30 million of the IPO proceeds will be used for sales and marketing initiatives to support ongoing commercialization of its Merci systems; $10 million for R&D activities, including support of product development efforts; and $7 million for clinical and regulatory initiatives, including $5 million to support the Merci Registry.
     The company said it intends to use the remainder of its net proceeds for general corporate purposes.
     “Our product line is expanding, our business is growing and we’re moving towards an IPO, so it’s very exciting,” Gordon told MDD, adding that the company also is getting ready to move into a new building to accommodate for its growth. ■

     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK BELOW. WHEN AVAILABLE, PRELIMINARY PROSPECTUSES RELATING TO THIS OFFERING MAY BE OBTAINED FROM MERRILL LYNCH & CO., 4 WORLD FINANCIAL CENTER, NEW YORK, NY 10080 AND FROM LEHMAN BROTHERS INC., C/O BROADRIDGE INTEGRATED DISTRIBUTION SERVICES, 1155 LONG ISLAND AVENUE, EDGEWOOD, NY 11717.
     TO REVIEW OUR CURRENT REGISTRATION STATEMENT AND THE PRELIMINARY PROSPECTUS DATED AUGUST 17, 2007, USE THE FOLLOWING LINK ON THE SEC WEB SITE AT WWW.SEC.GOV AS FOLLOWS (OR IF SUCH ADDRESS HAS CHANGED, BY REVIEWING OUR FILINGS FOR THE RELEVANT DATE ON THE SEC WEB SITE):
     http://www.sec.gov/Archives/edgar/data/1341740/000089161807000508/f31027orsv1.htm
     OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001341740.